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                                                                    Exhibit 99.1



                                 (SUNTECH LOGO)

SUNTECH ANNOUNCES UPDATE TO FOURTH QUARTER 2006 AND 2007 GUIDANCE, AMENDMENT TO MSK ACQUISITION AGREEMENT AND AN UPDATE TO ITS MSK INTEGRATION PLAN

WUXI, China, February 2, 2007/Xinhua-PRNewswire/ -- Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world's leading manufacturers of photovoltaic (PV) cells and modules, announced today an update to its fourth quarter 2006 and 2007 guidance, an amendment to the original agreement for the acquisition of MSK Corporation, which was entered into in August 2006, setting the final purchase price for the remaining stake in MSK at $53 million, and an update on its integration initiatives for the MSK business.

For the year 2006, it is estimated that Suntech, including contribution from MSK, shipped around 157.5MW to 159MW, an increase from its original guidance of 130MW to 140MW. For the fourth quarter 2006, Suntech now estimates that its total production output, excluding contributions from MSK, will be in the range of 48MW to 49MW, compared to the original projection of 45MW to 46MW, and its total net revenues, excluding contribution from MSK, will be in the range of $188 million to $192 million, compared to the original projection of $166 million to $170 million. For the fourth quarter 2006, MSK's production output is estimated to be in the range of 6.5MW to 7MW, compared to the original projection of 14MW to 15MW. For the fourth quarter 2006, the revenue contribution from MSK is estimated to be between $30 million to $32 million, compared to the original projection of $60 million to $64 million, with a net loss contribution of between $3 million to $4 million, after taking into effect the MSK minority interest.

For the first quarter 2007, Suntech currently projects that, including contribution from MSK, its total production output target is in the estimated range of 60MW to 62MW and its total net revenues target is in the estimated range of $220 million to $228 million. Such guidance takes into account the assumption that Suntech's total PV cell production capacity will remain constant at 270MW until the second quarter of 2007 when additional capacity is expected to become operational. In addition, the first quarter 2007 guidance also takes into account the shorter month of February and the Chinese New Year holiday. Suntech has increased its total PV cell production output target in 2007 from 250MW to 280MW. Suntech has also raised its expected 2007 year end PV cell production capacity target from 390MW to 420MW.

"We are very pleased with the results and accomplishments of our core business during 2006 which has increased our projected production output and capacity for 2007," said Dr. Zhengrong Shi, Suntech's chairman and CEO. "We are taking proactive, quick and decisive

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action to reorient MSK's business to focus on its strengths and reduce its cost structure."

On February 1, 2007, Suntech, MSK and MSK's remaining shareholders entered into an amendment to the original acquisition agreement. This amendment fixed the consideration payable for Suntech's eventual acquisition of the remaining one-third equity interest of MSK at $53 million. The consideration, payable in the form of Suntech shares based on a price of $29.00 per share, is fixed and is no longer tied to the future performance of MSK's business as stipulated in the original acquisition agreement. Subject to mutual agreement, however, the consideration may be payable in cash. The amendment will accelerate the integration of MSK into Suntech's existing operations, which has already commenced, with the acquisition of the remaining one-third interest in MSK expected to be completed in late 2007.

The downward adjustments to MSK's results reflect Suntech's planned rapid integration of MSK's operations and the strict cost-control measures implemented to date. Suntech is in the process of selectively replacing certain high-cost supply arrangements to leverage upon Suntech's superior scale and cost advantages. Starting from February 2007, in order to take advantage of Suntech's low cost manufacturing capabilities and operating experience, MSK has halted production in Japan and will move key production activities to China. These changes have had a net effect of decreases in MSK's actual and expected production output for the fourth quarter of 2006 and in 2007, respectively. Suntech expects MSK's operations will sustain a small net loss in the near term but these changes will result in a more cost effective MSK, which focuses on its core strength, the higher value added BIPV products.

MSK will continue to be preserved as a brand and its customer base will continue to be supported. MSK will focus its resources on its core BIPV strength, on continuing to engage in innovative BIPV product development and on increasing its sales and marketing initiatives with a goal to expanding the market reach of its BIPV products in Japan and beyond to other major international PV markets. Recent senior hires and promotions at Suntech America and Suntech Europe were undertaken in large part to expand the sales and marketing activities of MSK's BIPV products.

Suntech also plans to extract additional synergies from the acquisition of MSK by aligning the two companies' sales and marketing initiatives, establishing joint sales channels and customer bases, promoting best practices in production and research and development activities, as well as consolidating back office functions.

"Our acquisition of MSK helped us both in terms of accelerating our market expansion plans in Europe, particularly through the combination of Suntech's and MSK's sales and marketing channels within Suntech Europe, and also in terms of leveraging MSK's early mover advantage in the BIPV space by increasing BIPV sales in Japan and other major international PV markets. By taking immediate steps to optimize sales and reduce production costs while maintaining high product quality, we expect to accelerate the integration of MSK's customers, business and manufacturing operations into Suntech's highly successful operations. This will

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accelerate the cost savings and cross-selling synergies that are the objectives of this acquisition," said Dr. Shi.

Suntech will continue to provide MSK fourth quarter 2006 results and related disclosure as part of its 2006 year-end earnings call, but given the accelerated integration between Suntech and MSK's business operations, Suntech will not continue to report separate results or give separate guidance for MSK in the future.


ABOUT SUNTECH

Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by both production output and capacity of solar cells and modules. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech's majority-owned subsidiary, MSK Corporation is one of the top-ranked companies in the building-integrated photovoltaics (BIPV) space. Suntech's customers are located in various markets worldwide, including key markets throughout Europe, Japan, China and the United States. For more information, please visit http://www.suntech-power.com


SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. In particular, the estimated fourth quarter 2006 data, and projected first quarter and fiscal year 2007 data, regarding production output, total net revenues and consolidated net income, the business outlook and quotations from management in this announcement, statements regarding Suntech's beliefs and expectations about integrating the business and operations of MSK Corporation and the resulting synergies and benefits, as well as Suntech's strategic and operational plans, are forward-looking statements. In addition, neither the review of Suntech financial statements for the fourth quarter 2006, nor the audit as of and for the year ended December 31, 2006 has been completed. Therefore Suntech's estimates and projections contained in this press release are preliminary, subject to adjustment and not necessarily indicative of the results that may be expected for the full year ended December 31, 2006 or for any future periods. Given the preliminary nature of these estimates, the actual total revenues and production output of both Suntech and MSK may be materially different from the current estimates. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech's filings with the U.S. Securities and Exchange

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Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.


     For more information, please contact:

     Steven Chan
     VP of Business Development
     Suntech Power Holdings Co., Ltd.
     Tel:    +86-510-8531-8910
     Email:  ir@suntech-power.com

     Rory Macpherson
     Consultant
     Ogilvy Public Relations Worldwide
     Tel:    +86-10-8520-6553
     Email:  rory.macpherson@ogilvy.com

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